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                                                                    Exhibit 4(n)

AMENDMENT TO BYLAWS
ADOPTED BY THE BOARD OF DIRECTORS ON SEPTEMBER 24,2002

Amendment to Bylaws:

WHEREAS, the Bylaws of the Corporation provide for a board of directors of consisting of six persons; and

WHEREAS, the directors consider it in the best interest of the Corporation to increase the authorized total number of directors from six to seven; now therefore, be it

RESOLVED, that Article III, Section I of the Bylaws of the Company be, and hereby is amended to read in its entirety:

                  Section 1: The number of directors which shall constitute the whole board shall be seven (7). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until such director's successor is elected and qualified. Directors need not be stockholders.